VIA EDGAR TRANSMISSION	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8552 tel +1 212 310 8007 fax

February 26, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F St., N.E.
Washington, D.C. 20549
Attention: Nicholas P. Panos

Re:	The E.W. Scripps Company
PREC14A preliminary proxy statement filing made on Schedule 14A
Filed on February 16, 2018 by The E.W. Scripps Company
File No. 001-16914

Dear Mr. Panos:
On behalf of our client, The E.W. Scripps Company (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated February 23, 2018 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”), filed on February 16, 2018. We are also transmitting electronically via the EDGAR system for filing with the Commission, Amendment No. 1 to the Company’s Preliminary Proxy Statement (“Amendment No. 1”).
Set forth below in bold are each of the Staff’s comments provided in the Comment Letter. Immediately following each of the Staff’s comments is the Company’s response to such comment, including, where applicable, a cross-reference to the page of Amendment No. 1 where the Staff may locate changes made in response to the Staff’s comments. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.
General

1.
Please advise us how the registrant intends to comply, or has already complied, with its obligation under Rule 14a-3(b)(1) to deliver an annual report in advance of or together with the distribution of this proxy statement for the annual meeting of shareholders.

United States Securities and Exchange Commission February 26, 2018

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to mail its Annual Report and other materials to its shareholders together with the definitive proxy statement.

2.
Please advise us how the registrant has already complied, or intends to comply with, its obligation under Rule 14a-3(b)(10) to provide a copy of the registrant’s annual report on Form 10-K without charge upon the written request of any person solicited.

Response: In response to the Staff’s comment, the Company has made revisions under the heading “Other Matters” on page 54 of Amendment No. 1.

3.
Advise us how the registrant intends to comply with, or has already complied with, its disclosure obligation under Item 1(b) of Schedule 14A as well as Rule 14a-6(d) regarding the approximate date upon which the proxy statement and form of proxy will be delivered.

Response: In response to the Staff’s comment, the Company has made revisions on page 3 of Amendment No. 1.
Solicitation of Proxies, page 5

4.
We noticed that in response to the question regarding the electronic availability of the proxy statement that accessibility will be granted through the registrant’s website. Additional disclosure, however, indicates that the registrant “will pay the cost of the solicitation of proxies, including the cost of printing and mailing the notice of the Annual Meeting, the Proxy Statement and the accompanying proxy.” Please advise us whether or not the registrant will be relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it intends to mail a full set of proxy materials to all shareholders of record and will satisfy the obligations of Rules 14a-3(a) and 14a-4(f) by delivering full sets of proxy materials in accordance with Rule 14a-16(n).

5.	Please undertake to deliver promptly upon request a separate copy of the proxy statement to a shareholder at a shared address to which a single copy was delivered, or advise us where we can

United States Securities and Exchange Commission February 26, 2018

locate this disclosure. Refer to Item 23(b) of Schedule 14A. Please also provide the disclosure required by Item 23(a) of Schedule 14A, or advise.
Response: In response to the Staff’s comment, the Company has made revisions under the heading “Other Matters” on page 54 of Amendment No. 1.

6.
We note that proxies may be solicited by mail, in person, by telephone or other electronic means or by press release or other public statements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or any e-mail correspondence, and any information posted on the Internet, must be filed under the cover of Schedule 14A. Refer to Rule 14a-12(b) and Rule 14a-6(b), (c) and (m). Please confirm for us the participants’ understanding in a response letter or otherwise.

Response: The Company acknowledges the Staff’s comment and confirms that it understands the proxy solicitation rules and its obligations thereunder, and shall comply with its obligations under Rule 14a-12(b) and Rule 14a-6(b), (c) and (m).
Proposal 1. Election of Directors, page 10

7.
Please advise us, with a view toward revised disclosure, whether or not each of the director nominees has consented to being named in the proxy statement and serve if elected. Refer to Rule 14a-4(d)(1) and (4) of Regulation 14A.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that each nominee has consented to being named in the Company’s proxy statement and to serve if elected. In response to the Staff’s comment, the Company has made revisions on page 10 of Amendment No. 1.

8.
In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants – inclusive of director nominees ─ have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Response: The Company acknowledges the Staff’s comment and confirms that based on representations made by the participants to the Company, the Company confirms on each participant’s behalf that he or she has not been the subject of a criminal conviction (excluding traffic violations or similar misdemeanors) within the last ten years.

United States Securities and Exchange Commission February 26, 2018

9.
We note the Board’s repeated recommendation that shareholders not sign or return any proxy card sent by the Gamco Group, and corresponding representation in the Notice of Annual Meeting of Shareholders that such a position has been adopted “for the reasons described in the attached proxy statement.” With the exception of the assertion that “[e]lection of the Gamco Group’s director nominees would not be in the best interest of the shareholders,” substantive reasons in support of the Board’s recommendation do not appear to have been set forth in the preliminary proxy statement. Please disclose the specific reason or reasons for the opposition to the three Gamco nominees, or advise.

Response: In response to the Staff’s comment, the Company has made revisions to the "Notice of Annual Meeting of Shareholders" and page 10 of Amendment No. 1.
Audit Committee, page 15

10.
Please disclose whether or not the audit committee has a financial expert and, if so, provide the name of the audit committee financial expert and whether that person is independent. See Item 7(b) of Schedule 14A and corresponding Item 407(d)(5)(ii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as described on page 17 of the Preliminary Proxy, J. Marvin Quin is an audit committee financial expert, and Kim Williams, who will become chair of the audit committee following the 2018 Annual Meeting, is also an audit committee financial expert. Each of Mr. Quin and Ms. Williams also satisfies the definitions of independence set forth in the rules promulgated under the Sarbanes-Oxley Act and in the listing standards of the New York Stock Exchange.
Compensation Committee, page 15

11.	Please confirm that the definitive proxy statement will include the information required by Item 407(e)(5) of Regulation S-K, or advise. Refer to Item 8 of Schedule 14A.
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the information required by Item 8 of Schedule 14A and the corresponding Item 407(e)(5) of Regulation S-K is set forth on Page 22 of the Preliminary Proxy, under the heading “Compensation Committee Report”.

United States Securities and Exchange Commission February 26, 2018

Nominating & Governance Committee, page 15

12.
The disclosure provided in this section, together with the disclosure on page 17, does not appear to satisfy the standards set forth in Item 7(d) of Schedule 14A and corresponding Item 407(c) of Regulation S-K. Please revise to include all required information, or advise.

Response: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has made revisions on pages 11, 15 and 16 of Amendment No. 1 to include the information required by Item 7(d) of Schedule 14A and corresponding Item 407(c) of Regulation S-K.
Scripps Family Agreement, page 49

13.
Refer to the disclosure that indicates “[e]ach Signatory is entitled, either in person or by proxy, to cast one vote for each Common Voting Share owned of record or beneficially by him or her on each such matter brought for a vote at the family meeting.” Please clarify for us, with a view toward revised disclosure, whether or not each and every Signatory would be eligible to execute the form of proxy attached the proxy statement filed by the registrant. To the extent the Signatories would be so eligible, please confirm for us that any presentation and/or submissions made by the registrant to the Signatories will be accompanied by a preliminary or definitive proxy statement as required under Rule 14a-3(a). In addition, please confirm that no form of proxy will distributed to the Signatories by the registrant unless preceded or accompanied by a definitive proxy statement. See Rule 14a-4(f).

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that each and every Signatory would be eligible to execute the applicable form of proxy attached to the definitive proxy statement. In response to the Staff’s comment, the Company has made revisions on pages 49-50 of Amendment No. 1. In addition, the Company respectfully advises the Staff that the Common Voting Shares of the Company are not registered under Section 12 of the Securities Exchange Act of 1934, as amended, and therefore any solicitation of proxies with respect to such Common Voting Shares is not subject to the proxy rules.
Advisory (non-binding) Vote to Approve Named Executive Officer Compensation, page 51

14.
Please revise to state the frequency of the shareholder advisory votes on executive compensation required by Rule 14a-21(a) and when the next such shareholder advisory vote will occur, or advise. See Item 24 of Schedule 14A.

United States Securities and Exchange Commission February 26, 2018

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as described on page 51 of the Preliminary Proxy, the Company previously has recommended holding such shareholder advisory votes on an annual basis. In response to the Staff’s comment, the Company has made revisions on page 51 of Amendment No. 1.
Other Matters, page 54

15.
We noticed the disclosure that indicates “[i]f any other matter properly comes before the meeting, the persons named in the proxy will vote thereon in accordance with their judgment.” Given the notice-related constraint on the use of discretionary authority by the designated proxies, please conform the expected use of such authority to the appropriate standard codified within Rule 14a-4(c)(1).

Response: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has made revisions on page 54 of Amendment No. 1 and to the applicable forms of proxy filed with Amendment No. 1.
Form of Proxy

16.
Disclosure on the last page indicates the “proxy is revocable and will be voted as directed.” Please confirm that this disclosure has been included to satisfy the registrant’s disclosure obligation under Rule 14a-4(e) and that the undertaking to vote as directed is unconditional.

Response: The Company acknowledges the Staff’s comment and can confirm that the disclosure has been included to satisfy the registrant’s disclosure obligation under Rule 14a-4(e) and that the undertaking to vote as directed is unconditional.

17.	Please advise us, with a view towards a deletion, why two forms of proxy appear to exist. In addition, please reconcile for us why one of those forms carries only two “proposals.”
Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has two outstanding classes of shares, each of which has the right to vote on different matters at the Company’s 2018 Annual Meeting. In accordance with the Company’s Amended Articles of Incorporation, as amended, the Class A Common Shares of the Company only have the right to vote on a specified number of directors (which, at the 2018 Annual Meeting will be three) and the Common Voting Shares have the right to vote on the remaining directors (which, at the 2018 Annual Meeting will be seven) and such other matters as may properly come before the meeting. As a result, a form of proxy

United States Securities and Exchange Commission February 26, 2018

for each such class of shares, specifying the matters on which such class of shares may vote, has been included with the Company’s proxy materials. In response to the Staff’s comment, the Company has made revisions on each form of proxy filed with Amendment No. 1 to more clearly indicate to which class of shares such form of proxy applies.

18.
Please advise us, with a view towards a revision, as to why a seeming advisory note that appointed proxies may “transact such other business as may properly come before the meeting or any adjournments” has been presented as the fourth proposal on the second form.

Response: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has made revisions to the forms of proxy filed with Amendment No. 1.
The undersigned, on behalf of the Company and the participants, hereby acknowledges that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or my colleague Matthew Gilroy (212-310-8961) or, if more convenient, send us an e-mail (michael.aiello@weil.com; matthew.gilroy@weil.com). Thank you.
Very truly yours,

/s/ MICHAEL J. AIELLO
Michael J. Aiello

cc: William Appleton, Esq. (The E.W. Scripps Company)
Matthew Gilroy, Esq. (Weil, Gotshal & Manges LLP)